Exhibit 99.12

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2014 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to all references to him as a non-independent qualified person in or incorporated by reference in the 40-F, the AIF and the MD&A.

/s/ R. Michael Jones
R. Michael Jones
Date: November 25, 2014